Filed by: SUEZ
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: July 16, 2008

On July 16, 2008, Suez issued the following press release.

Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environnement Company or Gaz de France,  nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Canada, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which will be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environnement Company shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document has been filed with and certified by the Autorité des marchés financiers (“AMF”). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the business combination in the United States.  For this purpose, on June 16, 2008, Gaz de France filed a registration statement on Form F-4, which includes a prospectus, with the United States Securities and Exchange Commission (“SEC”) and Post Effective Amendment No. 1 to the Form F-4 on July 7, 2008. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they contain important information. Investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by Suez, Gaz de France and Suez Environnement Company with the AMF, including those listed under “Facteurs de Risques”  (Risk factors)  sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under no: 08-126), the prospectus relating to the Suez Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127), as well as the Form F-4 filed by Gaz de France with the SEC on June 16, 2008, Post Effective Amendment No. 1 to the Form F-4 filed by Gaz de France with the SEC on July 7, 2008 and documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Investors and holders of the Gaz de France, Suez or Suez Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, Suez and/or Suez Environnement Company.

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PRESS RELEASE July 16, 2008 Press Service 16 rue de la Ville l'Evque 75008 Paris, France

COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING:

Shareholder approval of the merger of SUEZ and Gaz de France and listing of SUEZ Environment

The Combined Ordinary and Extraordinary SUEZ Shareholders’ Meeting, chaired by Gérard Mestrallet, Chairman and CEO, was held July 16, 2008 to deliberate and decide upon transactions necessary to the merger of SUEZ and Gaz de France.

The Shareholders’ Meeting approved by nearly 100% the six resolutions presented on the meeting’s agenda, including:

 -    the merger of SUEZ with Gaz de France; and
 -    the market listing of SUEZ Environment and distribution to SUEZ shareholders of 65% of the capital of SUEZ Environment1.

The merger between SUEZ and Gaz de France will create a world energy leader with top-flight positions in natural gas and electricity. The new Group will enjoy outstanding advantages to meet the 21st century’s major challenges and seize its opportunities, particularly in energy supply security, major development of energy infrastructure and new and renewable energy sources, as well as reduction of greenhouse gas emissions.

GDF SUEZ will have a work force of close to 200,000 employees throughout the world, with 2007 revenues of EUR 74.3 billion.

The merger will be effective on July 22, 20082. The first day of trading in GDF SUEZ and SUEZ Environment shares will take place the same day.

The Shareholders’ Meeting, attended by nearly 1000 shareholders, was transmitted by live audio feed via the Group’s Internet site (www.suez.com), where it is available for the next three months.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 149,000 people worldwide and achieved revenues of €47.5 billion in 2007, 89% of which were generated in Europe and in North America.

1 SUEZ Environnement Company is the legal name of the holding company of SUEZ Environment.
2 Subject to the conditions set out in paragraph 2.21  of the merger prospectus. This has been filed with the AMF - Visa No 08 - 126

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Important Information

This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of SUEZ, SUEZ Environnement Company securities or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Canada, Germany, Italy, Australia and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France, SUEZ and SUEZ Environnement Company disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which will be issued in connection with the proposed merger to holders of SUEZ ordinary shares (including SUEZ American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. SUEZ Environnement Company shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information documents have been filed with and certified by the Autorité des marchés financiers (AMF). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the merger in the U.S and, for this purpose, filed a registration statement with the U.S. Securities and Exchange Commission (SEC) on Form F-4,  which contains a prospectus, on June 16, 2008, and Post Effective Amendment No. 1 to the Form F-4 on July 7, 2008. Investors are strongly advised to read the information documents filed with or certified by the AMF, the prospectus, and the U.S. registration statement, and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments or supplements, because they will contain important information. Investors may obtain free copies of the U.S. registration statement and other relevant documents filed with the SEC at www.sec.gov. Investors and holders of SUEZ or Gaz de France securities may obtain free copies of documents filed with and certified by the AMF at www.amf-france.org or directly from Gaz de France, SUEZ and SUEZ Environnement Company at www.gazdefrance.com; www.suez.com or www.suez-environnement.com.

Forward-Looking statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of SUEZ and Gaz de France believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of SUEZ, Gaz de France and SUEZ Environnement Company, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by SUEZ, Gaz de France and SUEZ Environnement Company with the AMF, including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126 and the prospectus relating to the SUEZ Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127), as well as the Form F-4 filed by Gaz de France with the SEC on June 16, 2008, Post Effective Amendment No. 1 to the Form F-4 filed by Gaz de France with the SEC on July 7, 2008 and documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007 . Investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, SUEZ or/and SUEZ Environnement Company.

Press contacts:		Financial analyst contacts:
France:	+33(0)1 4006 6651 / 6668		+33(0)1 4006 6489
Belgium:	+32 2 510 76 70

This release is also available on the Internet: http://www.suez.com

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